As filed with the United States Securities and Exchange Commission on August 6, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES
EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

IMPALA PLATINUM HOLDINGS LIMITED
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Republic of South Africa
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
302-738-6680
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas 60 Wall Street New York, New York 10005 (212) 250-9100	Kal Das, Esq. Keith Billotti, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200

It is proposed that this filing become effective under Rule 466:	☐ immediately upon filing. ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of Impala Platinum Holdings Limited	100,000,000	$0.05	$5,000,000	$545.50

*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No. 333-101728.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Form of Amendment No. 4 to Deposit Agreement filed as Exhibit (a)(5) to this Registration Statement on Form F-6 and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Introductory Article

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles number 15 and 18

	(iii)	The collection and distribution of dividends	Articles number 4, 13, 14, 16 and 18

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles number 12, 15 and 18

	(v)	The sale or exercise of rights	Articles number 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 13, 14, 16 and 18

	(vii)	Amendment, extension or termination of the deposit	Articles number 20 and 21

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 12

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 6 and 8

	(x)	Limitation upon the liability of the depositary	Articles number 13, 17, 18 and 21

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Articles number 6 and 9

Item 2.	AVAILABLE INFORMATION

Public reports furnished by issuer	Article number 12
The Company publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Exchange Act on its Internet Web site (http://www.implats.co.za/) or through an electronic information delivery system generally available to the public in its primary trading market.
PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)
Form of Deposit Agreement.  Form of Deposit Agreement among Impala Platinum Holdings Limited, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all owners and holders from time to time of American Depositary Receipts issued thereunder (the “Deposit Agreement”), was previously filed as Exhibit (a) to Registration Statement No. 333-101728 and is incorporated herein by reference.

(a)(2)
Form of Amendment No. 1. to Deposit Agreement.  Form of Amendment No. 1. to Deposit Agreement was previously filed as Exhibit (a)(2) to Post-Effective Amendment No. 1 to Registration Statement No. 333-101728 and is incorporated herein by reference.

(a)(3)
Form of Amendment No. 2 to Deposit Agreement. Form of Amendment No. 2 to Deposit Agreement, was previously filed as Exhibit (a)(3) to Post-Effective Amendment No. 2 to Registration Statement No. 333-101728 and is incorporated herein by reference.

(a)(4) (a)(5)
Form of Amendment No. 3 to Deposit Agreement. Form of Amendment No. 3 to Deposit Agreement, including the Form of American Depositary Receipt is filed as Exhibit (a)(4) to Post-Effective Amendment No. 3 to Registration Statement No. 333-101728 and is incorporated herein by reference.

Form of Amendment No. 4 to Deposit Agreement. Form of Amendment No. 4 to Deposit Agreement, including the Form of American Depositary Receipt, attached as Exhibit A thereto. - Filed herewith as Exhibit (a)(5).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and Impala Platinum Holdings Limited in effect at any time within the last three years. – Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. – Filed herewith as Exhibit (d).

(e)	Powers of Attorney for certain officers and directors and the authorized representative of Impala Platinum Holdings Limited. – As set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary under-takes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary under-takes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Impala Platinum Holdings Limited, Deutsche Bank Trust Company Americas, as depositary, and all Owners and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 6, 2021.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares representing ordinary shares of Impala Platinum Holdings Limited

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ Michael Fitzpatrick
Name:	Michael Fitzpatrick
Title:	Vice President

By:	/s/ Michael Curran
Name:	Michael Curran
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Impala Platinum Holdings Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Johannesburg, Republic of South Africa, on August 6, 2021.

Impala Platinum Holdings Limited

By:	/s/ Meroonisha Kerber
Name:	Meroonisha Kerber
Title:	Chief Financial Officer

Each person whose signature appears below hereby constitutes and appoints Meroonisha Kerber his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto said attorney full power to act and full power and authority to do and perform, in his or her name and on his or her behalf, every act whatsoever which such attorney may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement or amendment has been signed by the following persons in the capacities indicated on August 6, 2021.
Signatures	Capacity

/s/ Thandi Orleyn
Thandi Orleyn	Chairperson of the Board of Directors

/s/ Nico Muller
Nico Muller	Chief Executive Officer and Executive Director

/s/ Meroonisha Kerber
Meroonisha Kerber	Executive Director and Chief Financial Officer

/s/ Lee-Ann Samuel
Lee-Ann Samuel	Executive Director

/s/ Peter Davey
Peter Davey	Independent Non-Executive Director

Dawn Earp	Independent Non-Executive Director

/s/ Ralph Havenstein
Ralph Havenstein	Independent Non-Executive Director

/s/ Alastair Macfarlane
Alastair Macfarlane	Independent Non-Executive Director

Sydney Mufamadi	Independent Non-Executive Director

Babalwa Ngonyama	Independent Non-Executive Director

/s/ Mpho Nkeli
Mpho Nkeli	Independent Non-Executive Director

/s/ Preston Speckmann
Preston Speckmann	Independent Non-Executive Director

Bernard Swanepoel	Independent Non-Executive Director

/s/ Boitumelo Koshane
Boitumelo Koshane	Non-Executive Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the undersigned in the city of Newark, Delaware on August 6, 2021.
Puglisi & Associates, as Authorized U.S. Representative

By:	/s/ Donald J. Puglisi
Name:	Donald J. Puglisi
Title:	Managing Director

INDEX TO EXHIBITS

Exhibit Number

(a)(5) Form of Amendment No. 4 to Deposit Agreement

(d) Opinion of counsel to the Depositary